1812 Brewing company, inc.

PO Box 6192

Watertown, NY 13601

February 1, 2023

VIA EDGAR

Attorney Brian Fetterolf

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Re: 1812 Brewing Company, Inc.

Form 1-A POS: Request for Qualification

File No. 024-11768

Dear Mr. Fetterolf:

1812 Brewing Company, Inc. (the “Company”), hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A POS (“Offering Statement”) effective at 4:00 PM EDT on Friday, February 3, 2023, or as soon as practicable thereafter. For your information, the State of Connecticut is prepared to qualify the Offering.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,
/s/ Thomas W. Scozzafava Thomas W. Scozzafava Principal Executive Officer